Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of SoundHound AI, Inc. for the registration of: i) Class A common stock, preferred stock, purchase contracts, warrants, subscription rights, depository shares, debt securities and units and ii) up to $300 million of shares of Class A common stock and to the incorporation by reference therein of our report dated November 14, 2025, relating to the consolidated financial statements of Interactions Corporation as of and for the year ended December 31, 2024 included in the Current Report on Form 8-K/A of SoundHound AI, Inc., filed with the Securities and Exchange Commission on November 14, 2025.

/s/ Ernst & Young LLP

May 11, 2026